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                             October 14, 2020

       Andrew A. McKnight
       Chief Executive Officer
       Fortress Value Acquisition Corp.
       1345 Avenue of the Americas
       46th Floor
       New York, New York 10105

                                                        Re: Fortress Value
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 1,
2020
                                                            File No. 333-248433

       Dear Mr. McKnight:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2020 letter.

       Amendment No. 1 to Form S-4 Filed on October 1, 2020

       Certain Projected Financial Information of the Companies, page 87

   1. We note your response to comment 4. However, we note disclosure on page 109 that based on a
three-stage Projection prepared by SNR and MPMO    Murray Devine
                                                        performed the
Enterprise Value   Comparable Public Companies analysis, and on page
                                                        110 that based on
the projections,    Murray Devine performed a discounted cash flow
                                                        valuation of MP
Materials. Please revise to disclose the projections that provided Murray
                                                        Devine with its basis
for its analyses performed in making its recommendation, including the financial forecast
beyond 2023, or revise to clarify how the information    would not be
                                                        material or meaningful
to investors.
 Andrew A. McKnight
Fortress Value Acquisition Corp.
October 14, 2020
Page 2
Material U.S. Federal Income Tax Consequences, page 115

2. We note your reply to comment 7. In this section, you state in part that "the following discussion assumes that the transactions will" qualify as a "reorganization" for U.S.
         federal income tax purposes within the meaning of Section 368(a). Insofar as the 368(a)
         determination appears to be a legal conclusion which underlies the opinion that holders will not recognize gain or loss upon the exchange of stock, please obtain a revised opinion which provides counsel's opinion regarding applicable Section 368(a) treatment. For reference, please refer to Section III.C.3 of Staff Legal Bulletin No. 19 (Corp. Fin.,
         October 14, 2011), which is available at https://www.sec.gov/interps/legal/cfslb19.htm.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 161

3. We note from your disclosure Note(Q) on page 163 that the deferred tax liabilities amount of $101,671 reflects an increase in deferred tax liabilities due to initial temporary differences as a result of the SNR Mineral Rights Acquisition. Please revise Note (Q) to describe and show how the amounts of temporary differences and deferred tax liabilities were calculated. Refer to Rule 11-02(b)(6) of Regulation S-X.
Our Resource, page 190

4. We received your Mountain Pass technical report prepared by SRK Consulting. However, we note that the economic model prepared for the reserves was not included. Please provide supplementally the economic model or cash flow analysis for your Mountain Pass property.
MPMO's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Our Relationship with Shenghe, page 217

5. We note your response to prior comment 21. Please revise to disclose the remaining balance of adjusted offtake product delivery amounts oustanding as of June 30, 2020 and disclose how they will be satisfied as a result of June 2020 A&R offtake agreement.
       You may contact Steve Lo at (202) 551- 3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty at (202) 551-3721 or in his absence, Timothy S. Levenberg, Special
Counsel, at (202) 551-3707 with any other questions



FirstName LastNameAndrew A. McKnight                          Sincerely,
Comapany NameFortress Value Acquisition Corp.
October 14, 2020 Page 2                                       Division of
Corporation Finance
FirstName LastName                                            Office of Energy
& Transportation